UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41115

GENENTA SCIENCE S.P.A.

(Translation of registrant’s name into English)

Via Olgettina No. 58

20132 Milan, Italy

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K is incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 333-271901).

Other Events

ATM Sales Agreement Amendment

On December 20, 2024, Genenta Science S.p.A. (the “Company”) entered into an amendment (the “Sales Agreement Amendment”) to the ATM Sales Agreement (the “Original Sales Agreement” and, as amended by the Sales Agreement Amendment, the “Sales Agreement”), dated April 26, 2024, among the Company, Capital One Securities, Inc. (“Capital One”) and Virtu Americas LLC (“Virtu”), pursuant to which the Company may offer and sell American Depositary Shares (“ADSs”), each representing one ordinary share with no par value per share of the Company. The Sales Agreement Amendment replaces Capital One with Rodman & Renshaw LLC (“Rodman & Renshaw” and, together with Virtu, each a “Sales Agent” and, collectively, the “Sales Agents”) as a Sales Agent and party to the Sales Agreement.

The above description of the Sales Agreement Amendment is qualified in its entirety by reference to the Sales Agreement Amendment, a copy of which is filed as Exhibit 1.1 hereto and is incorporated herein by reference.

As of the date of this Report on Form 6-K, the Company has sold ADSs pursuant to the Company’s prospectus supplement, dated April 26, 2024 (the “prospectus supplement”), and the Company’s accompanying prospectus, dated May 22, 2023 (the “prospectus”), for gross proceeds of $303,001 under the Original Sales Agreement. The Company is filing prospectus supplement amendment no. 1, dated December 20, 2024 (the “amendment”), to the prospectus supplement (i) increasing the dollar amount of ADSs available to be sold pursuant to the Sales Agreement to $29,696,999, which consists of $16,059,815 remaining as originally authorized under the prospectus supplement and an additional $13,637,184, and (ii) replacing Capital One with Rodman & Renshaw as a Sales Agent under the Sales Agreement.

A copy of the opinion of Giovannelli and Associates, relating to the validity of the ordinary shares represented by the ADSs to be issued pursuant to the Sales Agreement, is filed with this Report on Form 6-K as Exhibit 5.1.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Company’s securities, nor shall there be any offer, solicitation, or sale of the Company’s securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

AGC Letter of Intent Amendment

As previously reported in its Reports on Form 6-K furnished on November 14, 2024 and on December 13, 2024, the Company and AGC Biologics S.p.A. (“AGC”) entered into a letter of intent (the “LOI”) on October 31, 2024 pursuant to which the Company and AGC agreed to negotiate the terms of a development and manufacturing services agreement for the Company’s cell therapy products (the “Proposed Agreement”) and to execute the Proposed Agreement by December 15, 2024 (the “Negotiation End Date”). On December 11, 2024, the Company and AGC amended the LOI (the “First LOI Amendment”) to extend the Negotiation End Date to December 20, 2024, resulting in a five-day extension. On December 20, 2024, the Company and AGC further amended the LOI (the “Second LOI Amendment”) to extend the Negotiation End Date to December 27, 2024, resulting in an additional seven-day extension.

The above description of the Second LOI Amendment is qualified in its entirety by reference to the Second LOI Amendment, a copy of which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

Exhibits

Exhibit No.	Description

1.1	Amendment No. 1 to ATM Sales Agreement, dated December 20, 2024, among the Company and the Sales Agents
5.1	Opinion of Giovannelli and Associates, Italian counsel to the Company
10.1	Letter of Intent Amendment, dated December 20, 2024, by and between AGC Biologics S.p.A. and Genenta Science S.r.l.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENENTA SCIENCE S.P.A.

By:	/s/ Richard B. Slansky
Name:	Richard B. Slansky
Title:	Chief Financial Officer

Dated: December 20, 2024